mm

15049656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH. D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVINE CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 BROADWAY, 36TH FLOOR
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

212 344-5867
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & CO., P.C.
(Name – *if individual, state last, first, middle name*)

1720 EPPS BRIDGE PARKWAY

SUITE 108-381	ATHENS	GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/17

OATH OR AFFIRMATION

I, DANIELLE HUGHES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVINE CAPITAL MARKETS LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUK BUN HO
Notary Public - State of New York
NO. 01HO6134257
Qualified in Kings County
My Commission Expires 9/26/2017

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIVINE CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

This repot is deemed CONFIDENTAL in accordance with rule 17a-5(e) (3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously there with as a PUBLIC document.

DIVINE CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DIVINE CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Divine Capital Markets, LLC

We have audited the accompanying financial statements of Divine Capital Markets, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of Divine Capital Markets, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Divine Capital Markets, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Divine Capital Markets, LLC's financials statements. The supplemental information is the responsibility of Divine Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WJB & Co., P.C.

Athens, Georgia
February 23, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

DIVINE CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS	
Cash	8,007
Deposit with clearing organization	100,000
Receivables from broker-dealer and clearing organization	304,615
Receivables from non-customers	4,374
Due from related party	0
Due from employee	5,789
Prepaid expenses	23,316
Total current assets	446,101
COMPUTER AND EQUIPMENT	
Computer and equipment, net of accumulated depreciation of $87,042	6,006
OTHER ASSET	
Deposits	7,703
TOTAL ASSETS	459,810

LIABILITY AND MEMBER'S EQUITY

CURRENT LIABILITY	
Accounts payable	330,136
MEMBER'S EQUITY	129,674
TOTAL LIABILITY AND MEMBER'S EQUITY	459,810

The accompanying notes are an interal part of these financial statements.

DIVINE CAPITAL MARKETS, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE	
Commissions	$ 2,369,495
Investment Banking Fees	269,842
Research income	17,750
Reimbursed expenses	6,104
Total revenue	2,663,191
OPERATING EXPENSES	
Compensation and benefits	1,562,533
Clearing and execution	422,603
Communication and data services	133,675
Legal and professional fees	54,721
Rent	90,913
Commission Sharing	100,917
Soft dollar expenses	67,658
Travel	57,875
Regulatory fees	37,158
Compliance	38,172
Office	31,845
Computer and technology	39,154
Insurance	7,325
Taxes and licenses	14,107
Depreciation	4,267
Other operating expenses	43,531
Total expenses	2,706,454
Net operating loss	(43,263)
OTHER INCOME	
Interest income	25
NET LOSS	$ (43,238)

The accompanying notes are an interal part of these financial statements.

DIVINE CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

MEMBER'S EQUITY, JANUARY 1	$	172,912
Net loss		(43,238)
MEMBER'S EQUITY, DECEMBER 31	$	129,674

The accompanying notes are an interal part of these financial statements.

DIVINE CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:		
Net loss	$	(43,239)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		4,267
Increase in receivables from broker-dealer and clearing		(122,520)
Inccrease in receivables from non-customers		(3,131)
Decrease in due from related party		7,592
Increase in due from employees		(4,367)
Decrease in prepaid expenses		39,386
Increase in accounts payable		125,395
Net cash provided by operating activities		3,382
INVESTING ACTIVITIES		
Purchases of computer and equipment		(2,300)
Net cash used in investing activities		(2,300)
NET INCREASE IN CASH		1,082
CASH AT BEGINNING OF YEAR		6,926
CASH AT END OF YEAR	$	8,007

The accompanying notes are an interal part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Divine Capital Markets, LLC (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on April 10, 2002. The Company's operations primarily consist of executing securities transactions on an agency basis, private wealth management, independent market research, investment advisory and investment banking. The Company is organized in the state of New York and is a wholly-owned subsidiary of Divine Holdings, LLC (the "Parent" and sole "Member").

Since the Company is a limited liability company ("LLC"), the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company records commissions from customer transactions and related clearing expenses on a trade-date basis. Revenue from its investment advisory is recognized at the time the transaction is closed. The Company receives fee income for research directly from clients or other brokerage firms as directed by their clients and is recognized at the time the funds are received.

Computers and Equipment

Computers and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Advertising Costs

Advertising costs, if any, are charged to expenses as incurred. The Company incurred $2,922 of advertising costs for the year ended December 31, 2014, included within "Other operating expenses" on the accompanying Statement of Operations.

3. OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISKS

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker- dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealers on a daily

basis and requiring customers to deposit additional collateral or reduce positions when necessary.

In addition, the Company is a member of other exchanges that trade and clear securities or futures contracts, or both. The agreements associated with the membership indemnify the exchanges for failure by the Company to comply with the obligations of the agreements, and any loss from a claim that might arise from trades that violate securities laws. Although the rules governing the different exchange memberships vary, in general, the Company's obligations would arise only if the exchange had previously exhausted its resources. The Company has not reflected any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company maintains its cash accounts at one commercial bank in amounts that, at times, may exceed the federal insurance limit.

4. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member LLC and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification 740, *Income Taxes* (ASC 740). Under this guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company files income tax returns in the U.S. Federal jurisdiction and in state and local jurisdictions. With few exceptions, the Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years prior to 2010.

5. DEPOSIT WITH AND RECEIVABLES FROM CLEARING ORGRANIZATION

The Company clears its customer transactions though Wedbush Securities, Inc. a clearing organization that is independent of the Company. Receivables from the clearing organization consist primarily of net commissions from customer transactions for the month ended December 31, 2014. Receivables from the clearing organization as of December 31, 2014 were $144,906. This amount is included on the accompanying Statement of Financial Condition.

The deposit with clearing organization includes a deposit the Company is contractually obligated to maintain with the clearing organization as of December 31, 2014. This deposit was $100,000 as of December 31, 2014 and is included on the accompanying Statement of Financial Condition.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $70,486 which was $20,486 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 503.84% at December 31, 2014

7. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Commitments* (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2014.

8. SUBSEQUENT EVENTS

Divine Capital Markets LLC (Divine) has been named as a respondent in a FINRA Dispute Resolution Arbitration (Number 15-00162) filed by a former associate of Divine. Divine was served with a statement of claim dated January 27, 2015. The Claimant seeks compensatory damages of no less than $50,000, plus interest, reasonable costs and attorney's fees, as well as punitive damages and such other relief as the arbitration panel deems just and proper. An answer has not yet been filed and discovery has not yet been commenced. Accordingly, no amounts have been accrued in the accompanying financial statements.

DIVINE CAPITAL MARKETS, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

	SCHEDULE I
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$129,674
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Receivables from non-customers	(16,374)
Due from employees	(5,789)
Prepaid expenses	(23,316)
Computer and equipment, net	(6,006)
Deposits	(7,703)
NET CAPITAL	$70,486
AGGREGATE INDEBTEDNESS	
Accounts payable	330,136
Other unrecorded amounts	25,000
Total aggregate indebtedness	$355,136
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	50,000
Excess net capital	20,486
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	10,486
Percentage of aggregate indebtedness to net capital	503.84%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) amended FOCUS report as of December 31, 2014.

The accompanying notes are an interal part of these financial statements.

DIVINE CAPITAL MARKETS LLC

DECEMBER 31, 2014

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

WJB & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Divine Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Divine Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Divine Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii)) (the "exemption provisions") and (2) Divine Capital Markets, LLC stated that Divine Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Divine Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Divine Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WJB & Co., P.C.

Athens, Georgia
February 23, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

DIVINE CAPITAL MARKETS LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2014

We, as members of management of Divine Capital Markets LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and who promptly transmits all customer funds and securities to the clearing broker.

Divine Capital Markets LLC

Danielle Hughes

Chief Executive Officer

WJB & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Divine Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Divine Capital Markets, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WJB & Co., P.C.

Athens, Georgia
February 23, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC # 8-53650 CRD 118212
Divine Capital Markets LLC
39 Broadway 36th Floor
New York, NY 10006-3003

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

P.Barrenechea 646 589-0416

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 5,588

B. Less payment made with SIPC-6 filed (exclude interest) (2,975)
7/22/2014
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 2,613

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,613

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,613

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Divine Capital Markets LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer/FINOP
(Title)

Dated the 3 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,663,215
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	158
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	421,689
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expenses (Deductions in excess of $100,000 require documentation)	6,104
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $24	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	24
Total deductions	427,975
2d. SIPC Net Operating Revenues	$2,235,240
2e. General Assessment @ .0025	$5,588 (to page 1, line 2.A.)